Ribbit LEAP, Ltd.
364 University Ave.
Palo Alto, California 94301

September 10, 2020

VIA EDGAR

Pam Long
U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ribbit LEAP, Ltd.
Acceleration Request for Registration Statement on Form S-1
File No. 333-248415

Requested Date:	September 10, 2020
Requested Time:	4:00 p.m. Eastern Standard Time

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Ribbit LEAP, Ltd. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 10, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Daniel Espinoza at (650) 752-3152. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Daniel Espinoza, by email at despinoza@goodwinlaw.com.

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If you have any questions regarding this request, please contact Daniel Espinoza of Goodwin Procter LLP at (650) 752-3152.

Sincerely,

Ribbit LEAP, Ltd.

/s/ Cynthia McAdam
Cynthia McAdam
Chief Operating Officer

cc:	Meyer Malka, Chief Executive Officer, Ribbit LEAP, Ltd.

Jocelyn Arel, Esq., Goodwin Procter LLP

Daniel Espinoza, Esq., Goodwin Procter LLP